

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

June 1, 2017

<u>Via E-mail</u>
Dale Francescon
Co-Chief Executive Officer
Century Communities, Inc.
8390 East Crescent Parkway, suite 650
Greenwood Village, Colorado 80111

> **Re: Century Communities, Inc.**
> **Registration Statement on Form S-4**
> **Filed May 5, 2017**
> **File No. 333-217750**

Dear Mr. Francescon:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that you completed a private offering of $400 million 5.875% senior notes on May 12, 2017. Please revise your pro forma financial statements and footnotes to reflect this private offering as it appears to be a material transaction as contemplated by Rule 11-01(a)(8) of Regulation S-X. We remind you to include a subtotal pro forma column that gives effect to the adjustments associated with the acquisition of UCP, Inc., and a separate column that details the adjustments related to the debt offering. Refer to Instruction 6 to Rule 11-02(b) of Regulation S-X.

2. We note that you have incorporated by reference information about UCP, Inc., as provided for in Items 15 through 16 of Form S-4, as applicable. General Instruction C of Form S-4 provides that such incorporation by reference is permissible if the company

being acquired meets the requirements of General Instructions I.A. and I.B.1. of Form S-3. Given that the aggregate market value of UCP's common equity held by non-affiliates appears to be below the minimum public float requirements of General Instruction I.B.1 of Form S-3, you may not be eligible to incorporate information about the registrant by reference at this time. Please provide us with an analysis demonstrating compliance with the applicable provisions of General Instruction C of Form S-4 or amend your registration statement to include the required information under Item 17 of Form S-4.

Comparative Historical and Unaudited Pro Forma Per Share Data, Page 28

3. Please provide us with your calculation of UCP's historical book value per share of common stock.

4. Please revise the footnotes to the table on page 29 to show the number of shares used in calculating the pro forma book value per share of common stock for the surviving corporation.

5. Please remove the amounts of the pro forma book value per share for the year ended December 31, 2016, for both the surviving corporation and the UCP equivalent per share data, since this information is derived from a pro forma balance sheet at December 31, 2016, which is not presented or required in this registration statement.

CFO Severance Benefits, page 91

6. Please indicate whether you anticipate Mr. Pirrello will continue employment with Century Communities after consummation of the merger.

Unaudited Pro Forma Condensed Combined Financial Statements, Page 119

Unaudited Pro Forma Condensed Combined Balance Sheet, page 122

7. Please revise your pro forma balance sheet to reflect both the UCP transaction costs of $8.5 million and the Century Communities transaction costs of $5.6 million as adjustments to accrued expenses and other liabilities. Please revise notes (e) and (f) accordingly.

8. We note that the fair value of inventories owned by UCP, Inc., as evidenced by pro forma adjustment (a), is considerably less than the amount previously recorded on UCP, Inc.'s balance sheet. Please tell us why your adjustment to inventories owned is not indicative of impairment issues in the historical financial statements of UCP, Inc.

<u>Unaudited Pro Forma Condensed Combined Statement of Operations, page 123</u>

9. Please add a footnote reference to reflect the adjustment to eliminate net income (loss) attributable to noncontrolling interest for both periods presented.

<u>Notes to the Unaudited Pro Forma Condensed Combined Financial Statements, page 125</u>

<u>Note 1, page 125</u>

10. In your footnote to the preliminary purchase price calculation, you state that "an increase or decrease in the closing price per share of Century Communities Common Stock of $2.00 per share would increase or decrease, as the case may be, the total consideration by $8.5 million." Please confirm to us that the range you have provided is reasonable based on the volatility of Century Communities common stock price.

<u>Note (a), page 127</u>

11. Please revise your footnote to disclose how the adjustment in the cost of home sales revenues was determined for each period presented, as well as provide the average length of time of UCP's historical inventory turn for such inventories.

<u>Note (d), page 127</u>

12. You indicate on page 128 that the pro forma balance sheet reflects an adjustment related to your draw of a total of $97.7 million off your revolving credit facility to pay for the cash portion of the merger consideration. You also indicate that the additional pro forma interest expense will be capitalized to inventories as your pro forma inventories are in excess of your pro forma notes payable and revolving line of credit. Please tell us why there is no related pro forma adjustment for capitalized interest.

<u>Note (g), page 128</u>

13. Please tell us how the adjustments for other integration costs are factually supportable.

<u>Note (i), page 128</u>

14. Please revise your footnote to discuss which transaction costs are non-deductible for income tax purposes, as well as describe how the pro forma adjustment was determined.

<u>Where You Can Find More Information, page 147</u>

15. We note that Century Communities has filed numerous current reports under the Exchange Act since the date of initial filing of this registration statement. In your next amendment, please incorporate by reference each specific filing made pursuant to the

Exchange Act or state that all such filings filed after "the date of the initial registration statement and prior to effectiveness" will be incorporated by reference. For guidance, please refer to Securities Act Forms Compliance and Disclosure Interpretation 123.05.

Exhibit Index

16. Please file as exhibits all employment agreements or amended employment agreements between Century Communities and existing members of UCP management, or tell us why you are not required to do so. See Item 602(b)(10)(iii) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact SiSi Cheng, Staff Accountant, at (202) 551-5004 or Dale Welcome, Staff Accountant, at (202) 551-3865 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

cc: David L. Messenger
        Clifford Neimoth, Esq.
        Jeffrey D. Marell, Esq.
        Mark J. Kelson, Esq.